Exhibit 99.2

Genius Group Limited Reports Unaudited Financial Results for H1 2025

●	First half revenue of $6.1 million on proforma basis ($2.7 million on review basis), compared to $4.9 million for first half of 2024 on review basis, representing a 25% year-on-year revenue growth. The increase in revenue on pro forma basis is primarily due to acquisition of ERL and PE, whilst the decrease in revenue on review basis is due to both the closure in 2024 of loss-making subsidiaries and the reduction of revenues due to downsizing operations as a result of the Preliminary Injunction (PI).

●	First half operating expenses of $13.5 million on proforma basis ($13.1 million on review basis), compared to $10.8 million for first half of 2024. The increase in cost of the existing group is due to the legal and compliance cost due to the dispute related to the failed 2024 transaction of LZG International Inc (LZGI) and the PI.

●	First half total loss of $17.3 million on proforma basis ($18.5 million on review basis), compared to $8.8 million loss for first half of 2024. The Company has calculated that $15.9 million of the loss was directly due to the impact of the PI, including the cost resulting from the forced liquidation of Bitcoin at a loss, legal fees and related costs of the PI. These are the subject of the RICO lawsuit in which the Company is claiming for $750 million in triple damages.

●	First half loss per share of ($0.36) per basic and diluted share compared to loss per share of ($0.84) per basic and diluted share in first half of 2024, representing a 57% reduction in loss per share.

●	$3.70 million cash and equivalents on proforma basis as of June 30, 2025 ($2.70 million on review basis), compared to $1.61 million as of December 31, 2024, representing a 130% increase.

●	First half total current assets of $32.5 million on proforma basis ($27.01 million on review basis), compared to $42.41 million as of December 31, 2024, representing a 23% decrease. The reduction was mainly due to the liquidation of Bitcoin during the period.

●	First half total assets of $121.26 million on proforma basis ($85.03 million on review basis), compared to $101.05 million as of December 31, 2024, representing a 20% increase in total assets. Whilst total assets on review basis decreased due to the liquidation of Bitcoin during the period, total assets on proforma basis grew as a result of the M&A transactions in the second half of 2025.

●	First half net assets of $85.59 million on proforma basis ($67.8 million on review basis), compared to $79.41 million as of December 31, 2024, representing an increase of 8%.

The unaudited financials are prepared in accordance with the standard financial statement requirement without including notes to financials. The unaudited financial statements have been reviewed by the Company auditor.

Singapore - (BUSINESS WIRE) - Genius Group Limited. (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, today announced financial results for the first half of 2025.

Key Business Metrics

We monitor the key business metrics and non-IFRS financial measures set forth below to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-IFRS Financial Measures” for detailed descriptions of the measures and metrics shown below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.Our mission is to disrupt the current education model with a personalized, student-centered, Bitcoin-first, AI powered lifelong learning curriculum that prepares our global community with the leadership, entrepreneurial and life skills to succeed in today’s market.

Our financial growth model is based on a combination of three main factors:

1.	Growth of our Bitcoin Treasury and net assets, through the acquisition and custody of Bitcoin, which we believe will deliver long term value preservation to our shareholders.

2.	Growth of our Edtech platforms GeniusU and GeniusGroup.AI, with its digital curriculum and global student base, via wholly owned curriculum, hosting partners, and their content.

3.	Growth of our Genius City model, delivering a full lifelong learning curriculum in physical learning communities, from early learning to primary, secondary and adult learning.

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following two sections:

⮚	Financials for the Group: Audited financials provided for the financial years ended December 31, 2024 and 2023, including Genius Group Limited GeniusU Ltd (launched October 2019), Property Investors Network (acquired April 2022), Education Angels (acquired April 2022) and E-Squared Education (acquired May 2022), University of Antelope Valley (acquired July 2022) and Revealed Film (acquired October 2022).

⮚	Pro forma financials for Genius Group (The full Group including the Group and all Acquisitions YTD): Unaudited pro forma financials provided for the six-month period ended June 30, 2025 for the full Group, including all the acquired companies YTD as if they were operating as one during these periods.

Results of Operations

Period Ended June 30, 2025, Compared to Period Ended June 30, 2024

The below discussion and analysis are for the unaudited financials of June 30, 2025 compared to June 30, 2024. For simplicity, any reference to the first half of 2025 is with reference to the 6 months financials as of and for the period ended June 30, 2025, and any reference to the first half of 2024 is with reference to the 6 months financials as of and for the period ended June 30, 2024.

Discussion and analysis are also included for the YTD June of 2025 pro forma financials for Genius Group, including the reviewed financials for the Group, and the financials all of the YTD Acquisitions.

For clarity, each section below has separate paragraphs with discussion and analysis first for the Group unaudited financials, followed by discussion and analysis for the Genius Group pro forma financials (including the Acquisitions).

Revenue: Our Group revenues decreased from $4.8 million in first half of 2024 to $2.7 million in the first half of 2025. The reduction in the education revenue was mainly due to closure of UAV operations and reduction in demand of education courses as a result of business focus in H1 was mainly on closing the key acquisition. The revenue of UAV for the period ended June 30, 2024 was $1.28 million, compared to Nil for the period ending June 30, 2025.

Our two main revenue segments were Education Revenue and Campus Revenue. Education Revenue consists of Digital Education Revenue, where the courses are delivered virtually on GeniusU, and In-Person Education Revenue, where the courses are delivered to our students with the aid of our faculty in-person. Campus Revenue consists of revenue we generate from our locations through accommodation, food and beverage charges is reduced on audited and reviewed basis due to spin off of ERL in October 2023. With the acquisition of ERL in second half of 2025, the Campus revenue will be continued to be reported. The following table shows the breakdown of this revenue into segments for both Genius Group, on a pro forma basis and unaudited basis:

	Genius Group Pro forma Six Months Ended (USD 000’s)	Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2025	June 30, 2025	June 30, 2024	December 31, 2024	December 31, 2023
Digital Education Revenue	2,316	2,316	2,989	5,381	8,374
In-Person Education Revenue	1,958	401	1,891	2,531	10,238
Total Education Revenue	4,274	2,717	4,880	7,912	18,612
Campus Revenue	1,836	-	-	-	4,451

Total Revenue	6,110	2,717	4,880	7,912	23,063

Cost of Revenue: The Group’s cost of revenue was $1.9 million in first half of 2025 with $0.76 million in gross profit, giving us a 27.99% gross margin, compared to $3.1 million in first half of 2024 with $1.7 million in gross profit. Our cost of revenue primarily decreased because of closure of operations at UAV which resulted in ongoing cost of sales while the revenue remained low. Also, the cost of sales includes the depreciation expense which is not impacted by the lower revenue and impacting the gross profit margin for the Group.

Genius Group’s pro forma cost of revenue in YTD June 2025 was $3.7 million, delivering a gross profit of $2.4 million and a 39.51% gross margin. By owning the majority of our own curriculum and courses across all companies and acquisitions, we are focused on maintaining a low cost of content and a high gross margin. The cost of revenue that we do incur is mainly our customer acquisition costs and our faculty costs.

Operating Expenses: The Group had a net operating expense of $13.1 million in the first half of 2025 compared to $10.80 million in first half of 2024. Approximately 60% of our operating expense is our staff costs, with the remaining in development costs, marketing, rental, legal and general expenses.

Genius Group’s pro forma operating expenses were $13.5 million for the period Jan to June 2025. Most of our acquisitions have a similar cost model to our Group and a similar set of operating expenses as education companies, which are largely staff costs, with the remaining in marketing rental and general expenses.

Non-IFRS Financial Measure — Adjusted EBITDA: We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Derived from Financial Statements

	Genius Group Pro forma Six Months Ended (USD 000’s)	Genius Group Reviewed Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2025	June 30, 2025	June 30, 2024	December 31, 2024	December 31, 2023
Net Loss	(17,815)	(19,003)	(9,253)	(24,940)	(5,711)
Tax benefit (expense)	54	(1)	-	(2,252)	(1,079)
Interest Expense, net	764	736	224	1,146	3,695
Depreciation and Amortization	2,515	1,021	1,020	2,059	3,271
Legal expense (non recurring)	1,023	1,023	531	2,579	1,178
Impairment	-	-	-	8,427	15,372
Revaluation adjustment of Contingent Liabilities	-	-	-	(3,714)	(32,775)
Loss on disposal of bitcoin	5,874	5,874	-	-	-
Stock Based Compensation	3,860	3,860	619	4,218	10
Bad Debt Provision	2	2	210	(575)	2,822
Adjusted EBITDA	(3,723)	(6,488)	(6,649)	(13,052)	(13,217)

The Group had a negative Adjusted EBITDA of ($6.48) million in first half of 2025 compared to a negative of ($6.65) million in first half of 2024. The negative Adjusted EBITDA of ($6.48) million in first half of 2025 is partly due to further Group investments in development, marketing spend, increasing legal and professional services cost.

Cash and Cash Equivalents: The Group held $2.7 million in cash and cash equivalents as of June 30, 2025, and $1.61 million as of December 31, 2024.

Genius Group’s pro forma cash and cash equivalents was $3.7 million as of June 30, 2025.

Current Assets: The Group’s current assets reduced from $42.42 million as of December 31, 2024 to $27.01 million as of June 30, 2025 with a current ratio of 2.16 in first half of 2025 compared to 3.65 as of December 31, 2024. The primary reason for decrease is liquidation of Bitcoin in the first half of 2025 due to restraining order from the court on issuance of shares and purchase of bitcoin.

Genius Group’s pro forma total current assets was $32.51 million as of June 30, 2025, giving a current ratio of 1.29. Current ratio is calculated as total current assets divided by total current liabilities.

Non-Current Assets: The Group’s non-current assets reduced marginally from $58.63 million as of December 31, 2024 to $58.01 million as of June 30, 2025.

Genius Group’s pro forma total non-current assets was $88.75 million as of June 30, 2025. These non-current assets are largely the result of the intangible assets and goodwill related to the Revealed Films acquisitions. Management has made estimates regarding the purchase price allocations for these acquisitions

Current Liabilities: The Group’s current liabilities increased from $11.61 million as of December 31, 2024 to $12.51 million as of June 30, 2025. The primary reason for reduction is repayment of payable balances to the external parties..

Genius Group’s pro forma total current liabilities was $24.89 million as of June 30, 2025.

Non-Current Liabilities: The Group’s non-current liabilities reduced from $10.03 million as of December 31, 2024 to $4.7 million as of June 30, 2025. The decrease was due to repayment of loan during the year.

Genius Group’s pro forma total non-current liabilities was $10.83 million as of June 30, 2025.

Shareholders’ Equity: The Group’s shareholder’s equity reduced from $79.41 million as of December 31, 2024 to $67.83 million as of June 30, 2025. The reduction in equity is due to the loss of $18.5 million in the first half of 2025 and increase in capital by $6.9 million mainly due to issuance of shares for ATM offering, CEO purchase of shares, acquisition and recording of stock- based compensation expenses.

Genius Group’s pro forma total shareholder’s equity in YTD June of 2025 was $85.6 million. This includes the issuance of shares for the acquisition of ERL, Genius City and Pro Education.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short-term investments consist mostly of cash on deposit with banks. As of June 30, 2025, we had cash and cash equivalents of $2.7 million maintained at various financial institutions compared to $1.61 million as of Dec 31, 2024.

Going Concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to and does evaluate at each annual and interim period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Based on the definitions in the relevant accounting standards, and due to current assets exceeding current liabilities, management has determined that without additional capital raised, in the next twelve months, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s unaudited condensed consolidated financial statements as of June 30, 2025 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to enhance its liquidity position and provide additional financial flexibility, including discussions with lenders and bankers, there can be no assurance that these measures, including the timing and terms thereof, will be successful or sufficient.

Subsequent events

Subsequent to June 2025, the Company initiated the share buyback and purchased total of 3 million shares for the total consideration of $3.35 million.

On Jul 21, 2025, the Company announced increase in total Bitcoin to 200 Bitcoin compared to 100 Bitcoin as of June 30, 2025. The purchase of bitcoin is a combination of funding from owned sources and collateral funding.

Subsequent to June 2025, the Company has issued 9,624,898 ordinary shares for the consideration of $11.69 million for the utilization of At The Market Offering.

On July 30, 2025, the Company completed acquisition of ERL after receiving the approval from shareholders of ERL. Company issued total of 50,000,000 restricted shares in consideration for the acquisition of ERL.

On September 2, 2025, the Company has confirmed entered two binding agreements with Nuanu to develop its Genius City model at Nuanu Creative City. Both agreements have board approval, and are subject to final closing:

●	Managing partnership of ProEd Education, with 51% ownership of Nuanu’s early learning, primary and middle schools. The Company will become majority owner of the schools and work with the current management and faculty to integrate the Company’s Genius School model and Genius Apprentice program with ProEd’s current curriculum, and extend the education provided at Genius City to high school, college and adult learning.

●	Managing partnership of Genius City, with 51% ownership of Nuanu’s co-working, corporate retreat and entrepreneur community. The Company will become majority owner of the integrated living district with an initial 100 keys, together with co-working cafe, conference space and facilities for accelerators, retreats and workshops. The company intends to make Genius City the first Bitcoin-based, tokenized community in Asia.

The Company is investing $7.1 million for 51% ownership of both entities, at a combined valuation of $14 million, and has committed to raise additional funding for development costs.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	2,693,979	1,614,933
Accounts receivable, net	407,341	1,653,238
Other receivables	1,708,816	1,741,176
Due from related parties	6,309,649	5,714,741
Digital assets	10,724,607	30,441,133
Inventories	467,230	467,230
Prepaid expenses and other current assets	4,706,643	786,376
Total Current Assets	27,018,265	42,418,827
Property and equipment, net	316,837	301,531
Investments at fair value	1,461,112	1,381,666
Investments in joint venture	393	366
Goodwill	8,407,631	8,338,547
Intangible assets, net	11,048,771	11,913,096
Deferred tax asset	1,332	1,332
Other receivables	831,620	758,025
Other non-current assets	35,941,961	35,941,961
Total Assets	85,027,922	101,055,351
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	4,116,094	3,285,495
Accrued expenses and other current liabilities	1,621,621	2,066,930
Contract liabilities	1,434,816	1,731,378
Income tax payable	194,823	254,434
Due to related parties	4,937,041	4,001,091
Loans payable – current portion	181,030	229,815
Short term debt	25,000	40,000
Total Current Liabilities	12,510,425	11,609,143
Due to related parties	1,963	1,789
Loans payable – non-current portion	4,681,520	10,033,989
Total Liabilities	17,193,908	21,644,921
Commitments and Contingencies Shareholders’ Equity:
Contributed capital	173,247,096	166,301,870
Reserves	(8,026,414)	(8,508,313)
Accumulated deficit	(102,989,010)	(84,014,856)
Capital and reserves attributable to owners of Genius Group Ltd	62,231,672	73,778,701
Non controlling interest	5,602,342	5,631,729
Total Shareholders’ Equity	67,834,014	79,410,430
Total Liabilities and Shareholders’ Equity	85,027,922	101,055,351

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Revenue	$2,717,485	$4,880,309
Cost of revenue	(1,956,734)	(3,149,970)
Gross profit	760,751	1,730,339
Operating (Expenses) Income
General and administrative	(11,136,142)	(9,510,000)
Depreciation and amortization	(727,573)	(729,690)
Other operating income	418	19,238
Legal expenses	(1,023,496)	(531,252)
Loss from foreign currency transactions	(272,299)	(54,916)
Total operating expenses	(13,159,092)	(10,806,620)
Loss from Operations	(12,398,341)	(9,076,281)
(Expense) Income
Interest expense, net	(735,670)	(223,614)
Loss on sale of Bitcoin	(5,873,799)	-
Other income	3,083	47,673
Total Other Expense	(6,606,386)	(175,941)
Loss Before Income Tax	(19,004,727)	(9,252,222)
Income Tax Benefit	1,186	-
Net Loss	(19,003,541)	(9,252,222)
Other comprehensive income:
Foreign currency translation	481,899	427,926
Total Comprehensive Loss	(18,521,642)	(8,824,296)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(18,492,255)	(8,801,755)
Non controlling interest	(29,387)	(22,541)
Total Comprehensive Loss	(18,521,642)	(8,824,296)
Weighted-average number of shares outstanding, basic and diluted	53,195,540	11,009,270
Basic and diluted loss per share from continuing operations	(0.36)	(0.84)

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In US dollars)

	Contributed Capital	Non- controlling Interest	Foreign Currency	Reserves	Accumulated Deficit	Total Equity

Balance, January 1, 2024	81,617,864	5,689,475	(61,566)	(8,398,000)	(59,132,780)	19,714,993

Net loss	—	(22,541)	—	—	(9,229,681)	(9,252,222)
Foreign currency translation adjustments	—	—	427,926	—	—	427,926
Share issued for follow on offering	6,580,300	—	—	—	—	6,580,300
Share issued for exercise of warrants	5,990,930	—	—	—	—	5,990,930
Shares issued for acquisition of FatBrain (to be cancelled)	29,327,892	—	—	—	—	29,327,892
Share based compensation	618,543	—	—	—	—	618,543
Transfer of shares to nominee account	(666,498)	—	—	—	—	(666,498)
H1 2024 Share Plan	1,886,184	—	—	—	—	1,886,184
Balance, June 30, 2024	125,355,215	5,666,934	366,360	(8,398,000)	(68,362,461)	54,628,048

	Contributed Capital	Non- controlling Interest	Foreign Currency	Reserves	Accumulated Deficit	Total Equity

Balance, January 1, 2025	166,301,870	5,631,729	(110,313)	(8,398,000)	(84,014,856)	79,410,430

Net loss	—	(29,387)	—	—	(18,974,154)	(19,003,541)
Foreign currency translation adjustments	—	—	481,899	—	—	481,899
Genius Group- ATM shares	6,576,331	—	—	—	—	6,576,331
CEO purchase of shares	336,000	—	—	—	—	336,000
Acquisition of Assets of XD Academy	40,000	—	—	—	—	40,000
Share based compensation	(405,897)	—	—	—	—	(405,897)
H1 2025 Share Plan	398,792	—	—	—	—	398,792
Balance, June 30, 2025	173,247,096	5,602,342	371,586	(8,398,000)	(102,989,010)	67,834,014

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Six months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(19,003,541)	$(9,252,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	(405,897)	618,543
Depreciation and amortization	1,021,476	1,019,961
Interest expense	735,670	223,614
(Reversal)/Provision for credit loss	2,080	(321,898)
Gain on foreign exchange transactions	272,299	54,916
Loss on sale of Bitcoin	5,873,799	-
Changes in operating assets and liabilities:
Accounts receivable	1,243,818	34,104
Other receivable	(73,594)	(5,904,240)
Prepaid expenses and other current assets	(3,920,266)	(177,083)
Digital assets	233,175	-
Inventories	-	180,820
Accounts payable	830,599	(1,249,885)
Accrued expenses and other current liabilities	(445,310)	156,300
Contract liabilities	(296,561)	(833,958)
Income tax payable	(59,611)	50,926
Net Cash used in Operating Activities	(13,991,864)	(15,400,102)
Cash Flows from Investing Activities
Internally developed software	(149,873)	(239,156)
Purchase of property and equipment	(4,499)	(41,720)
Investment at fair value	(40,000)	(426,182)
Net Cash Used in Investing Activities	(194,372)	(707,058)
Cash Flows from Financing Activities
Amount due to/from related party, net	341,042	150,042
Interest paid	(735,670)	(223,614)
Proceeds from equity issuances	7,311,098	13,457,414
Proceeds from loan	-	4,970,269
Proceeds from sale of Bitcoin	29,816,012	-
Purchase of Bitcoin	(16,206,460)	-
Repayment of loan	(5,416,255)	(2,245,479)
Net Cash Provided by Financing Activities	15,109,767	16,108,632
Effect of Exchange Rate Changes on Cash	155,515	(115,896)
Net Increase / (Decrease) in Cash	1,079,046	(114,424)
Cash – Beginning of period	1,614,933	614,753
Cash – End of period	2,693,979	500,329

Summary Combined Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2025	June 30, 2024	December 31, 2024	December 31, 2023
Revenue	2,718	4,880	7,913	23,063
Cost of revenue	(1,957)	(3,150)	(5,330)	(11,127)
Gross profit	761	1,730	2,583	11,936
Other Operating Income	-	19	25	344
Operating Expenses	(13,159)	(10,826)	(32,716)	(48,347)
Operating Loss	(12,398)	(9,077)	(30,108)	(36,067)
Other income	3	48	5,038	32,981
Other Expense	(6,609)	(224)	(2,122)	(3,704)
Net Loss Before Tax	(19,004)	(9,253)	(27,192)	(6,790)
Tax Benefit	1	-	2,252	1,079
Net Loss After Tax	(19,003)	(9,253)	(24,940)	(5,711)
Other Comprehensive Income	482	428	(49)	(204)
Total Loss	(18,521)	(8,825)	(24,989)	(5,915)
Net income per share, basic and diluted	(0.36)	(0.84)	(1.03)	(1.00)
Weighted-average number of shares outstanding, basic and diluted	53,195,540	11,009,270	24,153,220	5,550,197

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	June 30, 2025	December 31, 2024	December 31, 2023
Summary Balance Sheet Data:
Total current assets	27,018	42,419	9,634
Total non-current assets	58,010	58,636	33,580
Total Assets	85,028	101,055	43,214
Total current liabilities	12,510	11,609	17,248
Total non-current liabilities	4,683	10,036	6,251
Total Liabilities	17,193	21,645	23,499
Total Shareholders’ Equity	67,835	79,410	19,715
Total Liabilities and Shareholders’ Equity	85,028	101,055	43,214

Pro Forma Financials

Pro forma financials for Genius Group (The full Group including the Group and all the YTD Acquisitions): Unaudited pro forma financials provided for the period ended June 30, 2025, for the full Group, including all the Acquisitions companies as if they were operating as one during these periods. The acquisitions included in the table below are

Genius Group Pro forma Six Months Ended (USD 000’s)
June 30, 2025
Summary Income Statement
Sales	6,086
Cost of goods sold	(3,680)
Gross Profit	2,406
Other Operating Income	-
Operating Expenses	(13,537)
Operating Loss	(11,131)
Other Income	29
Other Expense	(6,659)
Net Loss Before Tax	(17,761)
Tax Expense	(54)
Net Loss After Tax	(17,815)
Other Comprehensive Income	482
Total Loss	(17,333)
Net loss per share, basic and diluted	(0.33)
Weighted-average number of shares outstanding, basic and diluted	53,195,540

Genius Group Pro forma Six Months Ended (USD 000’s)
June 30, 2025
Adjusted EBITDA
Net Loss	(17,815)
Tax Expense	54
Interest Expense, net	764
Depreciation and Amortization	2,515
Legal expenses (non recurring)	1,023
Loss on disposal of Bitcoin	5,874
Stock Based Compensation	3,860
Bad debt provision	2
Adjusted EBITDA	(3,723)

Genius Group Pro forma Six Months Ended (USD 000’s)
June 30, 2025
Summary Balance Sheet Data:
Total current assets	32,511
Total non-current assets	88,750
Total Assets	121,261
Total current liabilities	24,827
Total non-current liabilities	10,835
Total Liabilities	35,662
Total Shareholders’ Equity	85,599
Total Liabilities and Shareholders’ Equity	121,261